DAVIS & GILBERT LLP

1740 BROADWAY

NEW YORK, NEW YORK 10019

(212)-468-4800

DIRECT DIAL NUMBER	MAIN FACSIMILE
(212) 468-4944	(212) 468-4888
EMAIL ADDRESS	PERSONAL FACSIMILE
rnorton@dglaw.com	(212) 974-6969

October 3, 2006

VIA FACSIMILE AND EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	WPP Group plc

Form 20-F for the Fiscal Year Ended December 31, 2005

Filed June 28, 2006

File No. 0-16350

Dear Mr. Spirgel:

We are writing to you on behalf of WPP Group plc (the “Company”) in reply to your letter of comment dated September 19, 2006 pertaining to the captioned report on Form 20-F. We have reproduced below the comments set forth in your letter. Our responses are set forth below the questions.

Form 20-F for Fiscal Year Ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 26

Critical Accounting Policies, page 37

1.	Expand the disclosure of your critical accounting policies to address the specific uncertainties associated with the methods, assumptions, or levels of judgment utilized in estimating the cash flows and other assumptions required to assess the potential impairment of goodwill and other intangibles. Also provide quantitative information where practicable to demonstrate the sensitivity of your estimates to change. For additional guidance, refer to the Commission’s Interpretive Release on Management’s

Mr. Larry Spirgel

October 3, 2006

Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

We note the Staff’s comment. We propose to include the expanded disclosure below in future filings (major expanded sections highlighted in bold):

The Company has a significant amount of goodwill and other intangible assets. In accordance with the guidance provided by SFAS 142 ‘Goodwill and Other Intangible Assets’ under US GAAP and IAS 36 ‘Impairment of Assets’, under IFRS, the Company initially annually tests the carrying value of goodwill and other indefinite lived intangible assets for impairment as at 30 June, and then updates the review as at 31 December.

Under IFRS, an impairment charge is required for both goodwill and other indefinite lived assets when the carrying amount exceeds the ‘recoverable amount’, defined as the higher of fair value less costs to sell and value in use. Our approach in determining the recoverable amount utilises a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding revenue growth, operating margins, tax rates, appropriate discount rates and working capital requirements. These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgments are applied in determining the level of cash-generating unit we identify for impairment testing and the criteria we use to determine which assets should be aggregated. A difference in testing levels could affect whether an impairment is recorded and the extent of impairment loss. Changes in our business activities or structure may also result in changes to the level of testing in future periods. Further, future events could cause the Company to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired. Any resulting impairment loss could have a material impact on the Company’s financial condition and results of operations. Historically our impairment losses have resulted from a specific event, condition or circumstance in one of our companies, such as the loss of a significant client. As a result, changes in the assumptions used in our impairment model have not had a significant effect on the impairment charges recognised. The carrying value of goodwill and other intangible assets will continue to be reviewed at least annually for impairment and adjusted to the recoverable amount if required.

Under US GAAP, we perform the two step test described in more detail in Note 1 of the Notes to the Reconciliation to US Accounting Principles. We have determined that our cash-generating units for IFRS reporting purposes are consistent with our reporting units for US GAAP reporting purposes.

The most significant assumptions employed by the Company in determining recoverable amounts are as follows:

•	Future cashflows derived from each cash-generating unit are based on a projection period of up to five years. These projections utilise the latest budget information available

Mr. Larry Spirgel

October 3, 2006

for each cash-generating unit covering one or more twelve month periods from the balance sheet date. These budgets have been prepared by management, largely excluding new business, particularly in advertising and media investment management. No improvements in operating margins or working capital are assumed.

•	After the projection period, steady or declining growth has been assumed at rates not exceeding long-term average growth rates for the industry for each cash-generating unit, again with no improvements in operating margins being assumed. Except in the case of Y&R, as noted below, an annual growth rate of 3.0% and a pre-tax discount rate of 11.9% have been assumed.

•	After the projection period, projections for Y& R assume an annual growth rate of 4.4%. The projections also include assumptions about payments for cash taxes hence the Group’s weighted average cost of capital of 7.8% has been applied to the Y&R impairment test. The use of a discount rate 1% higher and a growth rate 1% lower than those used results in the same conclusion.

Financial Statements, page F-1

Consolidated Cash Flow Statements, page F-10

Note 12. Analysis of Cash Flows, page F-18

2.	We note that you begin your reconciliation of cash flows from operating activities with Operating Profit rather than Net Profit. Please tell us how your presentation complies with the guidance set forth in paragraph 18 of IAS 7.

We note the Staff’s comment. The Company considers it has presented cash flows from operating activities in accordance with IAS 7 ‘Cash Flow Statements’, paragraph 18 (b), using the indirect method. This paragraph refers to profit or loss as the starting point for the reconciliation. It does not refer specifically to Net Profit or Operating Profit. As this paragraph is in a section of the standard referring to reporting cash flows from operating activities and paragraph 20 of the standard specifically allows alternative types of reconciliations, the Group took the view that Operating Profit is an appropriate starting point for the reconciliation.

In light of the Staff’s comment, in future filings we will revise our presentation to begin our reconciliation with Profit for the year. We note that this revised presentation will not impact the quantification of individual line items, nor will it impact the subtotal for cash flows from operating activities, investing activities and financing activities. Our revised disclosure to be included as the first table in Note 12 is shown in Table 5 attached.

Mr. Larry Spirgel

October 3, 2006

Reconciliation to US GAAP Accounting Principles, page F-41

Note 1. Significant differences between IFRS and US GAAP, page F-42

(a) Goodwill and other intangibles

3.	In future filings, include the following disclosures for intangible assets:

Those subject to amortization as required by paragraph 45(a) of SFAS No. 142

•	the gross carrying amount and accumulated amortization in total and by major intangible asset class on a segment and consolidated basis; and

•	the aggregate amortization expense for the period; and

•	the estimated aggregate amortization expense for each of the five succeeding fiscal years.

Those not subject to amortization as required by paragraphs 45(b) and 45(c) of SFAS No. 142

•	the total carrying amount and carrying amount for each major intangible asset class on a segment and consolidated basis; and
•	the changes in carrying amount of goodwill on a segment and consolidated basis.

We note the Staff’s comment. The IAS 38 ‘Intangible Assets’ disclosure requirements are similar to the SFAS 142 disclosure requirements. The Company has included detailed intangible asset disclosures in Notes 2, 3 and 14 to the financial statements, ‘Segment information’, ‘Operating Costs’ and ‘Intangible assets’, respectively.

For intangible assets subject to amortisation:

•	Paragraph 45.a.(1): The gross carrying amount and accumulated amortisation in total and by major intangible asset class (Acquired intangibles, Other) on a consolidated basis is included in the third table in Note 14. Based on the Company’s reading of the final paragraph of Paragraph 45 and Illustration 1 of Appendix C, we do not believe this paragraph requires disaggregation of the carrying amounts of intangible assets subject to amortisation by segment.

•	Paragraph 45.a.(2): The aggregate amortisation expense for the period is disclosed in the third table in Note 14 and also in Note 3.

•	Paragraph 45.a.(3): The estimated aggregate amortisation expense for each of the five succeeding years is disclosed in the second paragraph below the third table in Note 14.

For intangible assets not subject to amortisation (Brands with an indefinite useful life), the total carrying amount on a consolidated basis is included in the third table in Note 14 (Paragraph 45.b.). Brands with an indefinite useful life constitute the only class of intangible assets not subject to amortisation.

Mr. Larry Spirgel

October 3, 2006

For goodwill, the changes in carrying amount of goodwill during the period have been disclosed as follows:

•	Paragraph 45.c.(1): The aggregate amount of goodwill and acquired intangibles additions is included in the third table in Note 2. In future filings, we will disaggregate the disclosure between goodwill and acquired intangibles, as shown in Table 1 attached, to satisfy the requirement of this paragraph.

•	Paragraph 45.c.(2): The aggregate amount of impairment losses recognised is disclosed in Note 3. The disclosure by segment is included in Note 2 as Goodwill impairment and write-downs, and consists of both goodwill impairment losses and goodwill write-downs relating to utilisation of pre-acquisition tax losses.

•	Paragraph 45.c.(3): This paragraph requires disclosure of the amount of goodwill included in the gain or loss on disposal of all or a portion of a reporting unit. The following language will be added under the first table in Note 14: The disposals in 2005 relate to the Information, insight and consultancy segment.

Paragraph 45 further requires that the above information about goodwill in total and for each reportable segment are provided. The disclosures referred to above, taken together with the inclusion in Note 2 of the expanded Table 1 attached in future filings, will satisfy this requirement.

Consideration has been given to Illustration 1 in Appendix C in reviewing these disclosure requirements.

(i) Convertible debt, page F-44

4.	Please expand the description of item (i) to clarify how the differences in accounting for convertible debt under IFRS and US GAAP impact the income statement. For example, clarify how the classification of convertible debt into both liability and equity elements under IFRS results in a reconciling item for US GAAP reporting. Also explain the impact of accounting for the conversion feature under SFAS 133.

We note the Staff’s comment.

We have three convertible debt instruments underlying the GAAP difference.

Under IFRS, IAS 32, ‘Financial Instruments: Disclosure and Presentation’, requires the bifurcation of the conversion feature in all these instruments and its classification as equity.

Under US GAAP, two of our convertible debt instruments are conventional convertible debt instruments under EITF 05-2, ‘The meaning of conventional convertible debt instrument in Issue No. 00-19’ and as a result we accounted for each of these instruments as a liability in its entirety under APB 14, ‘Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants’.

Mr. Larry Spirgel

October 3, 2006

Consequently, the carrying value of the liability related to these instruments is different between US GAAP and IFRS. This difference is being amortised over the remaining lives of the convertible debt instruments.

Our third convertible debt instrument (the 5% convertible debentures due 2033) can be settled in a combination of a fixed amount of cash and a fixed number of shares and therefore are not considered to be conventional convertible debt. We analysed the embedded conversion feature pursuant to paragraph 12 of SFAS 133, ‘Accounting for Derivative Instruments and Hedging Activities’, and concluded that it must be bifurcated from the host debt contract and accounted for as a derivative liability.

We propose to include the expanded disclosure below in future filings:

Under IFRS, IAS 32, ‘Financial Instruments: Disclosure and Presentation’, requires convertible debt instruments to be classified into both liability and equity elements, as described in the note on accounting policies in the financial statements.

Under US GAAP, conventional convertible debt instruments are accounted for under APB 14, ‘Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants’ which requires the issuer of a conventional convertible debt instrument issued without a substantial discount to account for the convertible debt entirely as a liability. As a result, under IFRS the initial recognition of the liability is for a lower amount than under US GAAP and consequently the finance cost under IFRS over the period to the redemption of the convertible debt is higher. The impact of this GAAP difference in 2005 is that the finance charges relating to the Group’s convertible debt under IFRS are £13.8 million higher than under US GAAP.

Convertible debt instruments in which the conversion feature provides for a settlement in a combination of cash and shares have the conversion feature separately accounted for as a liability under US GAAP. SFAS 133, ‘Accounting for Derivative Instruments and Hedging Activities’, requires such conversion features to be accounted for as an embedded derivative and measured at fair value at inception and at each balance sheet date with changes in fair value reported in the income statement. The impact of this GAAP difference in 2005 was an additional US GAAP finance cost of £1.1 million to recognise the movement in fair value of the conversion feature.

These differences between IFRS and US GAAP will continue.

Note 3. New US GAAP accounting pronouncements, page F-44

SFAS No. 123R, page F-44

5.	We note that you elected to adopt SFAS No. 123R beginning in 2005 using the modified retrospective method. It is not clear that you have included all of the disclosures required by SFAS No. 123R. Please tell us how you complied with paragraphs 64-65, 77, 84, and A240-A242 of SFAS No. 123R.

Mr. Larry Spirgel

October 3, 2006

We note the Staff’s comment. The IFRS 2 ‘Share-Based Payment disclosure requirements are similar to the FAS 123(R) ‘Share-Based Payment’ requirements. The Company has included detailed share-based payment disclosures in Notes 28 and 25 to the financial statements, ‘Authorised and issued share capital’ and ‘Share-based payments’, respectively, with Note 28 addressing share options and Note 25 addressing other share-based incentive plans.

While we believe that we have met many of the SFAS 123(R) disclosure requirements, we have performed a full review of our disclosures and we will as a result provide enhanced disclosure as indicated in the attached Appendix A.

* * * *

On behalf of the Company we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the annual report on Form 20-F;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the annual report on Form 20-F; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 468-4944 if you have any further comments or questions.

Very truly yours,

/s/ Ralph W. Norton
Ralph W. Norton

cc:	Paul W. G. Richardson
Kathy Gill

APPENDIX A

Guidance	Response

64. An entity with one or more share-based payment arrangements shall disclose information that enables users of the financial statements to understand:

a. The nature and terms of such arrangements that existed during the period and the potential effects of those arrangements on shareholders.	The required disclosure is included in Note 28, under the subheading ‘Terms of share option plans’ for share options and Note 25, under the subheading ‘Other share-based payments’ for other equity-settled share incentive schemes.

b. The effect of compensation cost arising from share-based payment arrangements on the income statement.	The required disclosure is included in the first table of Note 25.

c. The method of estimating the fair value of the goods or services received, or the fair value of the equity instruments granted (or offered to grant), during the period.	The required disclosure is included in Note 25, under the subheading ‘Valuation methodology’.

d. The cash flow effects resulting from share-based payment arrangements.

The cash flow effects resulting from share-based payment arrangements are limited to the proceeds on issuance of shares. This has been disclosed on the face of the Consolidated cash flow statement in the caption entitled ‘Issue of shares’.

In future filings, we will revise the caption to ‘Share option proceeds’ in order to make this more understandable to the reader.

65. An entity that acquires goods or services other than employee services in share-based payment transactions shall provide disclosures similar to those required by paragraph 64 to the extent that those disclosures are important to an understanding of the effects of those transactions on the financial statements.	This disclosure requirement is not applicable as WPP does not have any such transactions.

In addition, an entity that has multiple share-based payment arrangements with employees shall disclose information separately for different types of awards under those arrangements to the extent that differences in the characteristics of the awards make separate disclosure important to an understanding of the entity’s use of share-based compensation.	The Company’s existing disclosures in Notes 25 & 28 are provided on a plan by plan basis where we believe doing so enhances the presentation for the reader.

77. If an entity applies the modified retrospective application method to all prior years for which Statement 123 was effective and does not present all of those years in comparative financial statements, the beginning balances of paid-in capital, deferred taxes, and retained earnings for the earliest year presented shall be adjusted to reflect the results of modified retrospective application to those prior years not presented.

The Company had believed the US GAAP balance sheet impact was to be provided only for net assets, consistent with the presentation of the reconciliation.

In response to the Staff’s comments, in future filings we will expand the current disclosure in Note 3 to the Reconciliation to US Accounting Principles as follows: ‘The balance sheet as of 1 January 2004 reflects an increase in paid in capital and a corresponding decrease in retained earnings of £83.4 million’. Please also note that the tax impact of stock options is generally immaterial due to either the expense not being deductible for tax purposes or the recognition of the asset being restricted by existing tax losses, as noted in the Transition to IFRS discussion following Note 32 to the financial statements, under the subheading ‘IAS 12 Income taxes’.

84. An entity shall disclose the effect of the change from applying the original provisions of Statement 123 on income from continuing operations, income before income taxes, net income, cash flow from operations, cash flow from financing activity, and basic and diluted earnings per share.

The Company had believed the US GAAP income statement impact was to be provided only for net income, consistent with the presentation of the reconciliation.

In response to the Staff’s comments, in future filings we will expand the current disclosure in Note 3 to the Reconciliation of US Accounting Principles as follows: ‘The impact on the 2004 US GAAP income statement was to reduce pretax income by £24.9 million, net income by £22.9 million, and each of basic and diluted earnings per share by 2.0p.’ Please also note that the impact on cash flow from operations and cash flow from financing activity if the Company were to provide a US GAAP cash flow statement would be limited to the amount of excess tax benefits, which was immaterial.

In addition, if awards under share-based payment arrangements with employees are accounted for under the intrinsic value method of Opinion 25 for any reporting period for which an income statement is presented, all public entities shall continue to provide the tabular presentation of the information that was required by paragraph 45 of Statement 123 for all those periods.	This disclosure requirement is not applicable as WPP adopted SFAS 123(R) using the modified retrospective method and therefore does not account for any share-based payment arrangements under Opinion 25.

A240. The minimum information needed to achieve the disclosure objectives in paragraph 64 of this Statement is set forth below. To achieve those objectives, an entity should disclose the following information:

a. A description of the share-based payment arrangement(s), including the general terms of awards under the arrangement(s), such as

The required disclosure is included in Note 28, under the subheading ‘Terms of share option plans’ for share options and Note 25, under the subheading ‘Other share-based payments’ for other equity-settled share incentive schemes

- the requisite service period(s)
- any other substantive conditions (including those related to vesting), the maximum contractual term of equity (or liability) share options or similar instruments	The required disclosure is included in Note 28, ‘Terms of share option plans’ for share options and Note 25, ‘Other share-based payments’ for other equity-settled share incentive schemes

- number of shares authorized for awards of equity share options or other equity instruments	This disclosure requirement is not applicable to WPP because, as a UK company, neither the Companies Act 1985 nor the London Stock Exchange require companies to specify a number of shares authorised for use to satisfy share options or awards.

An entity shall disclose the method it uses for measuring compensation cost from share-based payment arrangements with employees.	The required disclosure is included in Note 25, under the subheading ‘Valuation methodology”.

APPENDIX A

Guidance	Response

b. For the most recent year for which an income statement is provided:

(1) The number and weighted-average exercise prices (or conversion ratios) for each of the following groups of share options (or share units): (a) those outstanding at the beginning of the year, (b) those outstanding at the end of the year, (c) those exercisable or convertible at the end of the year, and those (d) granted, (e) exercised or converted, (f) forfeited, or (g) expired during the year.

The number of shares for each required grouping is shown in tabular format in Note 28 in the table entitled ‘Movement on options granted’. Note that the number of share options exercisable at the end of the year as a summarised total, while not explicitly shown in this table as currently presented, is derivable from the detailed disclosures in Note 28, under the subheading ‘Share options’. Similarly, the weighted average exercise prices of each grouping, while not explicitly shown in the table as currently presented, is derived from the exercise range of each option granted in the detailed disclosure in Note 28, under subheading ‘Share options’.

In response to the Staff’s comment, in order for these numbers to be more readily ascertainable to the reader, we will include in future filings the expanded tabular presentation shown in Tables 2 and 3 attached.

(2) The number and weighted-average grant-date fair value (or calculated value for a nonpublic entity that uses that method or intrinsic value for awards measured pursuant to paragraphs 24 and 25 of this Statement) of equity instruments not specified in paragraph A240(b)(1) (for example, shares of nonvested stock), for each of the following groups of equity instruments: (a) those nonvested at the beginning of the year, (b) those nonvested at the end of the year, and those (c) granted, (d) vested, or (e) forfeited during the year.

The number of shares and weighted-average fair value for share awards granted has been included in the second table of Note 25’.

In future filings, we will include the expanded tabular presentation shown in Table 4 attached.

c. For each year for which an income statement is provided:

(1) The weighted-average grant-date fair value (or calculated value for a nonpublic entity that uses that method or intrinsic value for awards measured at that value pursuant to paragraphs 24 and 25 of this Statement) of equity options or other equity instruments granted during the year.

The required disclosure is included in the last table in Note 28.

(2) The total intrinsic value of options exercised (or share units converted), share-based liabilities paid, and the total fair value of shares vested during the year.

The intrinsic value of options exercised will be included in Note 28 in the expanded tabular presentation shown in Table 2 attached.

In future filings, we will include the following language in Notes 25 and 28, respectively: ‘The total fair value of shares vested during the years ended 31 December 2005 and 2004 was £17.3 million and £48.5 million, respectively’, and ‘The total fair value of options vested during the years ended 31 December 2005 and 2004 was £33.2 million and £26.4 million, respectively’. WPP does not have any liability awards.

d. For fully vested share options (or share units) and share options expected to vest at the date of the latest statement of financial position:

(1) The number, weighted-average exercise price (or conversion ratio), aggregate intrinsic value, and weighted-average remaining contractual term of options (or share units) outstanding.	In future filings, we will include the following language in Note 28: ‘The number of fully vested share options outstanding and share options expected to vest at 31 December 2005 was 73.2 million. The weighted-average exercise price, aggregate intrinsic value and weighted-average contractual life for such options was £4.87, £103.9 million and 85 months, respectively.

(2) The number, weighted-average exercise price (or conversion ratio), aggregate intrinsic value (except for nonpublic entities), and weighted-average remaining contractual term of options (or share units) currently exercisable (or convertible).

The required disclosures will be included in Note 28 in the expanded tabular presentations shown in Tables 2 and 3 attached.

e. For each year for which an income statement is presented:

(1) A description of the method used during the year to estimate the fair value (or calculated value) of awards under share-based payment arrangements.	The required disclosure is included in Note 25, under the subheading ‘Valuation methodology’.

(2) A description of the significant assumptions used during the year to estimate the fair value (or calculated value) of share-based compensation awards, including (if applicable):

(a) Expected term of share options and similar instruments, including a discussion of the method used to incorporate the contractual term of the instruments and employees’ expected exercise and post-vesting employment termination behavior into the fair value (or calculated value) of the instrument.

The expected term of share options is disclosed in the last table of Note 28.

In future filings, the following language will be added below this table, immediately preceding the subheading ‘Terms of share option plans’: ‘Expected life is based on a review of historic employee exercise behavior in the context of the contractual terms of the options, as described in more detail below’.

APPENDIX A

Guidance	Response

(b) Expected volatility of the entity’s shares and the method used to estimate it. An entity that uses a method that employs different volatilities during the contractual term shall disclose the range of expected volatilities used and the weighted-average expected volatility. A nonpublic entity that uses the calculated value method should disclose the reasons why it is not practicable for it to estimate the expected volatility of its share price, the appropriate industry sector index that it has selected, the reasons for selecting that particular index, and how it has calculated historical volatility using that index.

The required disclosure is included in the last table of Note 28.

(c) Expected dividends. An entity that uses a method that employs different dividend rates during the contractual term shall disclose the range of expected dividends used and the weighted-average expected dividends.

The required disclosure is included in the last table of Note 28.

(d) Risk-free rate(s). An entity that uses a method that employs different risk-free rates shall disclose the range of risk-free rates used.	The required disclosure is included in the last table of Note 28.

(e) Discount for post-vesting restrictions and the method for estimating it.	This disclosure requirement is not applicable as WPP’s share-based compensation awards do not include discount for post-vesting restrictions.

f. An entity that grants equity or liability instruments under multiple share-based payment arrangements with employees shall provide the information specified in paragraphs A240(a)–(e) separately for different types of awards to the extent that the differences in the characteristics of the awards make separate disclosure important to an understanding of the entity’s use of share-based compensation. For example, separate disclosure of weighted-average exercise prices (or conversion ratios) at the end of the year for options (or share units) with a fixed exercise price (or conversion ratio) and those with an indexed exercise price (or conversion ratio) could be important. It also could be important to segregate the number of options (or share units) not yet exercisable into those that will become exercisable (or convertible) based solely on fulfilling a service condition and those for which a performance condition must be met for the options (share units) to become exercisable (convertible). It could be equally important to provide separate disclosures for awards that are classified as equity and those classified as liabilities.	The Company’s existing disclosures in Notes 25 & 28 are provided on a plan by plan basis where we believe doing so enhances the presentation for the reader.

g. For each year for which an income statement is presented:

(1) Total compensation cost for share-based payment arrangements (a) recognized in income as well as the total recognized tax benefit related thereto and (b) the total compensation cost capitalized as part of the cost of an asset.

(a) Compensation cost for share-based payment arrangements recognised in income is shown in the first table of Note 25. The related tax benefit is immaterial. (b) This disclosure requirement is not applicable as WPP has not capitalised any compensation cost related to its share-based payment arrangements.

(2) A description of significant modifications, including the terms of the modifications, the number of employees affected, and the total incremental compensation cost resulting from the modifications.

This disclosure requirement is not applicable as no significant modifications were made to any of WPP’s share-based payment arrangements.

h. As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.	In future filings, we will include the following language in Notes 25 and 28, respectively: ‘As of 31 December 2005, there was £51.4 million of total unrecognised compensation cost related to our share based incentive schemes. That cost is expected to be recognised over a weighted-average period of 12 months’, and ‘As of 31 December 2005, there was £29.2 million of total unrecognised compensation cost related to share options. That cost is expected to be recognised over a weighted-average period of 18 months.’

i. If not separately disclosed elsewhere, the amount of cash received from exercise of share options and similar instruments granted under share-based payment arrangements and the tax benefit realized from stock options exercised during the annual period.

Cash received from exercise of share options has been disclosed on the face of the Consolidated cash flow statement in the caption entitled ‘Issue of shares’.

As noted in the response to Paragraph 64(d), in future filings, we will revise the caption to ‘Share option proceeds’ in order to make this more understandable to the reader.

j. If not separately disclosed elsewhere, the amount of cash used to settle equity instruments granted under share-based payment arrangements.	This disclosure requirement is not applicable as WPP did not settle any equity instruments granted under share-based payment arrangements in cash during 2004 or 2005.

k. A description of the entity’s policy, if any, for issuing shares upon share option exercise (or share unit conversion), including the source of those shares (that is, new shares or treasury shares). If as a result of its policy, an entity expects to repurchase shares in the following annual period, the entity shall disclose an estimate of the amount (or a range, if more appropriate) of shares to be repurchased during that period.	In future filings we will include the following language in Notes 25 and 28, respectively: ‘Share based incentive plan awards are satisfied out of one of the Company’s ESOPs’ and ‘Share options are satisfied out of newly issued shares’.

TABLE	1

	Advertising and Media investment management		Information, insight & consultancy		Public relations & public affairs		Branding & identity, Healthcare and Specialist communications		Consolidated
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m

Gross carrying amount of intangible assets
Goodwill additions	856.4	8.0	20.7	155.8	45.7	34.7	205.3	4.9	1,128.1	203.4
Acquired intangibles additions	250.6	0.0	2.4	7.0	15.4	0.0	86.1	0.0	354.5	7.0

TABLE 2

Movement on options granted (numbers represented in ordinary shares)

	Outstanding						Exercisable
	1 January 2005 number	Granted number		Exercised number	Lapsed number	31 December 2005 number	31 December 2005 number
WPP	70,273,273	3,550,811		(3,299,169)	(7,512,353)	63,012,562	32,720,011
Y&R	14,333,866	—		(3,298,020)	(749,319)	10,286,527	10,286,527
Tempus	417,394	—		(8,101)	—	409,293	409,293
Grey	—	5,869,825	(1)	(3,183,071)	(177,448)	2,509,306	2,509,306
	85,024,533	9,420,636		(9,788,361)	(8,439,120)	76,217,688	45,925,137

Weighted-average exercise price for options over:
Ordinary shares	£4.707	6.184		1.976	5.207	5.008	4.705

ADRs	$41.539	58.115		23.030	44.108	41.430	37.707

(1)	Granted as consideration for the acquisition of Grey. Weighted-average exercise prices shown exclude the Grey acquisition options.

The weighted-average exercise prices for Grey acquisition options granted over ordinary shares and ADRs are £2.565 and $23.173, respectively.

The	total intrinsic value of options exercised was as follows:

			2005	2004
Ordinary shares	£	m	11.4	12.0

ADRs	$	m	46.7	24.0

TABLE 3

Options over ordinary shares

Outstanding			Exercisable
Range of exercise prices £	Weighted average exercise price £	Weighted average contractual life Months	Weighted average contractual life Months	Aggregate intrinsic value £m
1.128-10.770	5.008	84	85	25.4

Options over ADRs

Outstanding			Exercisable
Range of exercise prices $	Weighted average exercise price $	Weighted average contractual life Months	Weighted average contractual life Months	Aggregate intrinsic value $m
8.990-84.731	41.430	86	87	97.5

TABLE 4

Movement on share-based payment schemes (numbers represented in millions of ordinary shares)

	Notes	Non-vested 1 January 2005 number	Granted number	Lapsed number	Vested number	Non-vested 31 December 2005 number
Renewed LEAP	(1)	1.5	0.7	—	—	2.2
Long-Term Incentive Plan (LTIP)		11.5	—	(1.8)	(0.7)	9.0
Performance Share Award (PSA)	(2)	—	—	—	—	—
Leaders, Partners and High Potential Group		—	2.9	—	—	2.9

Weighted-average fair value (pence per share):
Renewed LEAP		517	574	n/a	n/a	535
Long-Term Incentive Plan (LTIP)		510	n/a	510	877	482
Performance Share Award (PSA)		n/a	n/a	n/a	n/a	n/a
Leaders, Partners and High Potential Group		n/a	558	n/a	n/a	558

(1)	The number of shares granted represent the “investment shares” committed by participants at grant date. The actual number of shares that will vest is dependent on the extent to which the relevant performance criteria are satisfied.

(2)	The PSA grant in respect of 2005 took place in February 2006.

TABLE 5

Net cash from operating activities:
	2005 £m	2004 £m
Profit for the year	398.0	299.4
Adjustments for:
Taxation	194.0	135.0
Finance income	182.3	148.3
Finance costs	(87.6)	(77.7)
Share of results in associates	(33.9)	(29.5)
Non-cash share-based incentive plans (including share options)	68.6	58.8
Depreciation of property, plant and equipment	111.4	96.7
Impairment of goodwill	46.0	40.6
Goodwill write-down relating to utilisation of pre-acquisition tax losses	1.1	12.6
Amortisation of acquired intangible assets	25.3	—
Amortisation of other intangible assets	10.7	6.7
Profits on disposal of equity interest	(4.3)	(3.0)
Loss on sale of property, plant and equipment	1.1	1.9
Amounts written off investments	—	5.0
Decrease in inventories and work in progress	39.5	40.1
Increase in receivables	(618.5)	(414.6)
Increase/(decrease) in payables - short term	710.4	339.0
- long term	(33.8)	29.9
Increase in provisions	10.0	0.8
Corporation and overseas tax paid	(136.0)	(101.3)
Interest and similar charges paid	(128.2)	(99.7)
Interest received	62.4	48.9
Investment income	5.6	—
Dividends from associates	13.4	18.5

Net cash inflow from operating activities	837.5	556.4